GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

07020608

19 January 2007

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

Dear Sirs,

New **GKN plc**

SUPPL

- **Holdings in Company**

For your information I enclose a copy of the above announcement which was released today.

Yours faithfully,

S. Miles

Sue Miles

Enc

PRNUK 1901

PROCESSED
JAN 30 2007
THOMSON
FINANCIAL

dlw 1/29

Regulatory Announcement

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Company	GKN PLC
TIDM	GKN
Headline	Holding(s) in Company
Released	15:07 19-Jan-07
Number	PRNUK-1901

EXEMPTION NO. 82 - 5204

Announcement by GKN plc

Notification of Major Interest in Shares

GKN plc (the `Company') announces that it has received notification today from Barclays PLC that they no longer have a notifiable interest in the issued share capital of the Company.

Grey Denham

Company Secretary

19 January 2007

END

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